SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A

(Amendment No. 7)*

Under the Securities Exchange Act of 1934

PETROHAWK ENERGY CORPORATION
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

716495106
(CUSIP Number)

EnCap Energy Capital Fund IV, L.P.
1100 Louisiana, Suite 3150
Houston, Texas 77002
(713) 659-6100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2005
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

	EnCap Energy Capital Fund IV, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
				(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)			OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐

(6)	Citizenship or Place of Organization		EnCap Energy Capital Fund IV, L.P. ("EnCap IV") is a limited partnership organized under the laws of the State of Texas.

	Number of	(7)	Sole Voting Power	2,273,836
	Shares Bene-
	ficially	(8)	Shared Voting Power	0
	Owned by
	Each	(9)	Sole Dispositive Power	2,273,836
	Reporting
	Person With	(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			2,273,836

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

(13)	Percent of Class Represented by Amount in Row (11)			3.3%(1)

(14)	Type of Reporting Person (See Instructions)			PN

(1) Based on 69,807,146 shares issued and outstanding as of August 9, 2005, as disclosed in the Issuer's 10-Q filed on August 11, 2005.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

	EnCap IV-B Acquisitions, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
				(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)			OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐

(6)	Citizenship or Place of Organization		EnCap IV-B Acquisitions, L.P. ("EnCap IV-B Acquisitions") is a limited partnership organized under the laws of the State of Texas.

	Number of	(7)	Sole Voting Power	1,047,157
	Shares Bene-
	ficially	(8)	Shared Voting Power	0
	Owned by
	Each	(9)	Sole Dispositive Power	1,047,157
	Reporting
	Person With	(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			1,047,157

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

(13)	Percent of Class Represented by Amount in Row (11)			1.5%(1)

(14)	Type of Reporting Person (See Instructions)			PN

(1) Based on 69,807,146 shares issued and outstanding as of August 9, 2005, as disclosed in the Issuer's 10-Q filed on August 11, 2005.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

	EnCap IV-B Acquisitions GP, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
				(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)			OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐

(6)	Citizenship or Place of Organization		EnCap IV-B Acquisitions GP, LLC ("EnCap IV-B GP LLC") is a limited liability company organized under the laws of the State of Texas.

	Number of	(7)	Sole Voting Power	0
	Shares Bene-
	ficially	(8)	Shared Voting Power	1,047,157
	Owned by
	Each	(9)	Sole Dispositive Power	0
	Reporting
	Person With	(10)	Shared Dispositive Power	1,047,157

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			1,047,157

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

(13)	Percent of Class Represented by Amount in Row (11)			1.5%(3)

(14)	Type of Reporting Person (See Instructions)			OO

(1) EnCap IV-B GP LLC may be deemed to share voting and dispositive power with respect to the securities owned by EnCap IV-B Acquisitions. See Item 5.
(2) EnCap IV-B GP LLC disclaims any beneficial ownership of the securities owned by EnCap IV-B Acquisitions in excess of its pecuniary interest in such securities.
(3) Based on 69,807,146 shares issued and outstanding as of August 9, 2005, as disclosed in the Issuer's 10-Q filed on August 11, 2005.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

	EnCap Energy Capital Fund IV-B L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
				(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)			OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐

(6)	Citizenship or Place of Organization		EnCap Energy Capital Fund IV-B L.P. ("EnCap IV-B") is a limited partnership organized under the laws of the State of Texas.

	Number of	(7)	Sole Voting Power	0
	Shares Bene-
	ficially	(8)	Shared Voting Power	1,047,157
	Owned by
	Each	(9)	Sole Dispositive Power	0
	Reporting
	Person With	(10)	Shared Dispositive Power	1,047,157

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			1,047,157

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

(13)	Percent of Class Represented by Amount in Row (11)			1.5%(3)

(14)	Type of Reporting Person (See Instructions)			PN

(1) EnCap IV-B may be deemed to share voting and dispositive power with respect to the securities owned by EnCap IV-B Acquisitions. See Item 5.
(2) EnCap IV-B disclaims any beneficial ownership of the securities owned by EnCap IV-B Acquisitions in excess of its pecuniary interest in such securities.
(3) Based on 69,807,146 shares issued and outstanding as of August 9, 2005, as disclosed in the Issuer's 10-Q filed on August 11, 2005.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

EnCap Equity Fund IV GP, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)			OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐

(6)	Citizenship or Place of Organization		EnCap Equity Fund IV GP, L.P. ("EnCap Equity") is a limited partnership organized under the laws of the State of Texas.

	Number of	(7)	Sole Voting Power	0
Shares Bene-
	ficially	(8)	Shared Voting Power	3,320,993(1)
Owned by
	Each	(9)	Sole Dispositive Power	0
Reporting
	Person With	(10)	Shared Dispositive Power	3,320,993 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			3,320,993 (2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

(13)	Percent of Class Represented by Amount in Row (11)			4,8%(3)

(14)	Type of Reporting Person (See Instructions)			PN

(1) EnCap Equity may be deemed to share voting and dispositive power with respect to the securities owned by EnCap IV and EnCap IV-B Acquisitions. See Item 5.
(2) EnCap Equity disclaims any beneficial ownership of the securities owned by EnCap IV or EnCap IV-B Acquisitions in excess of its pecuniary interest in such securities.
(3) Based on 69,807,146 shares issued and outstanding as of August 9, 2005, as disclosed in the Issuer's 10-Q filed on August 11, 2005.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

EnCap Investments L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)			OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐

(6)	Citizenship or Place of Organization		EnCap Investments L.P. ("EnCap Investments") is a limited partnership organized under the laws of the State of Delaware.

	Number of	(7)	Sole Voting Power	0
Shares Bene-
	ficially	(8)	Shared Voting Power	3,320,993 (1)
Owned by
	Each	(9)	Sole Dispositive Power	0
Reporting
	Person With	(10)	Shared Dispositive Power	3,320,993 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			3,320,993 (2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

(13)	Percent of Class Represented by Amount in Row (11)			4.8%(3)

(14)	Type of Reporting Person (See Instructions)			PN

(1) EnCap Investments may be deemed to share voting and dispositive power with respect to the securities owned by EnCap IV and EnCap IV-B Acquisitions. See Item 5.
(2) EnCap Investments disclaims any beneficial ownership of the securities owned by EnCap IV or EnCap IV-B Acquisitions in excess of its pecuniary interest in such securities.
(3) Based on 69,807,146 shares issued and outstanding as of August 9, 2005, as disclosed in the Issuer's 10-Q filed on August 11, 2005.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

EnCap Investments GP, L.L.C.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)			OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐

(6)	Citizenship or Place of Organization		EnCap Investments GP, L.L.C. ("EnCap Investments GP") is a limited liability company organized under the laws of the State of Delaware.

	Number of	(7)	Sole Voting Power	0
Shares Bene-
	ficially	(8)	Shared Voting Power	3,320,993 (1)
Owned by
	Each	(9)	Sole Dispositive Power	0
Reporting
	Person With	(10)	Shared Dispositive Power	3,320,993 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			3,320,993 (2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

(13)	Percent of Class Represented by Amount in Row (11)			4.8%(3)

(14)	Type of Reporting Person (See Instructions)			OO

(1) EnCap Investments GP may be deemed to share voting and dispositive power with respect to the securities owned by EnCap IV and EnCap IV-B Acquisitions. See Item 5.
(2) EnCap Investments GP disclaims any beneficial ownership of the securities owned by EnCap IV or EnCap IV-B Acquisitions in excess of its pecuniary interest in such securities.
(3) Based on 69,807,146 shares issued and outstanding as of August 9, 2005, as disclosed in the Issuer's 10-Q filed on August 11, 2005.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

RNBD GP LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)			OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐

(6)	Citizenship or Place of Organization		RNBD GP LLC ("RNBD") is a limited liability company organized under the laws of the State of Delaware.

	Number of	(7)	Sole Voting Power	0
Shares Bene-
	ficially	(8)	Shared Voting Power	3,320,993 (1)
Owned by
	Each	(9)	Sole Dispositive Power	0
Reporting
	Person With	(10)	Shared Dispositive Power	3,320,993 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			3,320,993 (2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

(13)	Percent of Class Represented by Amount in Row (11)			4.8%(3)

(14)	Type of Reporting Person (See Instructions)			OO

(1) RNBD may be deemed to share voting and dispositive power with respect to the securities owned by EnCap IV and EnCap IV-B Acquisitions. See Item 5.
(2) RNBD disclaims any beneficial ownership of the securities owned by EnCap IV or EnCap IV-B Acquisitions in excess of its pecuniary interest in such securities.
(3) Based on 69,807,146 shares issued and outstanding as of August 9, 2005, as disclosed in the Issuer's 10-Q filed on August 11, 2005.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

David B. Miller

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)			OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐

(6)	Citizenship or Place of Organization		David B. Miller is a resident the State of Texas.

	Number of	(7)	Sole Voting Power	0
Shares Bene-
	ficially	(8)	Shared Voting Power	3,320,993 (1)
Owned by
	Each	(9)	Sole Dispositive Power	0
Reporting
	Person With	(10)	Shared Dispositive Power	3,320,993 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			3,320,993 (2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

(13)	Percent of Class Represented by Amount in Row (11)			4.8%(3)

(14)	Type of Reporting Person (See Instructions)			IN

(1) David B. Miller may be deemed to share voting and dispositive power with respect to the securities owned by EnCap IV and EnCap IV-B Acquisitions. See Item 5.
(2) David B. Miller disclaims any beneficial ownership of the securities owned by EnCap IV or EnCap IV-B Acquisitions in excess of its pecuniary interest in such securities.
(3) Based on 69,807,146 shares issued and outstanding as of August 9, 2005, as disclosed in the Issuer's 10-Q filed on August 11, 2005.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

D. Martin Phillips

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)			OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐

(6)	Citizenship or Place of Organization		D. Martin Phillips is a resident the State of Texas.

	Number of	(7)	Sole Voting Power	0
Shares Bene-
	ficially	(8)	Shared Voting Power	3,320,993 (1)
Owned by
	Each	(9)	Sole Dispositive Power	0
Reporting
	Person With	(10)	Shared Dispositive Power	3,320,993 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			3,320,993 (2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

(13)	Percent of Class Represented by Amount in Row (11)			4.8%(3)

(14)	Type of Reporting Person (See Instructions)			IN

(1) D. Martin Phillips may be deemed to share voting and dispositive power with respect to the securities owned by EnCap IV and EnCap IV-B Acquisitions. See Item 5.
(2) D. Martin Phillips disclaims any beneficial ownership of the securities owned by EnCap IV or EnCap IV-B Acquisitions in excess of its pecuniary interest in such securities.
(3) Based on 69,807,146 shares issued and outstanding as of August 9, 2005, as disclosed in the Issuer's 10-Q filed on August 11, 2005.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Gary R. Petersen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)			OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐

(6)	Citizenship or Place of Organization		Gary R. Petersen is a resident the State of Texas.

	Number of	(7)	Sole Voting Power	0
Shares Bene-
	ficially	(8)	Shared Voting Power	3,320,993 (1)
Owned by
	Each	(9)	Sole Dispositive Power	0
Reporting
	Person With	(10)	Shared Dispositive Power	3,320,993 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			3,320,993 (2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

(13)	Percent of Class Represented by Amount in Row (11)			4.8%(3)

(14)	Type of Reporting Person (See Instructions)			IN

(1) Gary R. Petersen may be deemed to share voting and dispositive power with respect to the securities owned by EnCap IV and EnCap IV-B Acquisitions. See Item 5.
(2) Gary R. Petersen disclaims any beneficial ownership of the securities owned by EnCap IV or EnCap IV-B Acquisitions in excess of its pecuniary interest in such securities.
(3) Based on 69,807,146 shares issued and outstanding as of August 9, 2005, as disclosed in the Issuer's 10-Q filed on August 11, 2005.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Robert L. Zorich

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)			OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐

(6)	Citizenship or Place of Organization		Robert L. Zorich is a resident the State of Texas.

	Number of	(7)	Sole Voting Power	0
Shares Bene-
	ficially	(8)	Shared Voting Power	3,320,993 (1)
Owned by
	Each	(9)	Sole Dispositive Power	0
Reporting
	Person With	(10)	Shared Dispositive Power	3,320,993 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			3,320,993 (2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

(13)	Percent of Class Represented by Amount in Row (11)			4.8%(3)

(14)	Type of Reporting Person (See Instructions)			IN

(1) Robert L. Zorich may be deemed to share voting and dispositive power with respect to the securities owned by EnCap IV and EnCap IV-B Acquisitions. See Item 5.
(2) Robert L. Zorich disclaims any beneficial ownership of the securities owned by EnCap IV or EnCap IV-B Acquisitions in excess of its pecuniary interest in such securities.
(3) Based on 69,807,146 shares issued and outstanding as of August 9, 2005, as disclosed in the Issuer's 10-Q filed on August 11, 2005.

This Schedule 13D/A is an amendment to the joint Schedule 13D/A filed July 19, 2005. The revisions to each Item in this Schedule 13D/A amend such Items with respect to each reporting person herein, but not with respect to Floyd C. Wilson.

Item 1.	Security and Issuer.

No modification.

Item 2.	Identity and Background.

No modification.

Item 3.	Source and Amount of Funds or Other Consideration.

The following is added to Item 3:

On August 31, 2005, EnCap IV and EnCap IV-B Acquisitions acquired 1,114,580 and 520,661 shares of Common Stock, respectively, through a cashless exercise of warrants to purchase 2,277,658 shares of Common Stock, upon which 1,635,241 shares were issued.

Item 4.	Purpose of Transaction.

No modification

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and 5(b) are amended and restated as follows:

(a) The following table describes the number of shares of Common Stock, including shares of Common Stock issuable upon exercise or conversion of Warrants and options to acquire Common Stock which are exercisable within 60 days, and the percent of outstanding Common Stock owned by the reporting persons. All percentages are based on 69,807,146 shares issued and outstanding as of August 9, 2005.

	Common Stock		Warrants; Stock Options
Name:	Sole:	Shared:	Sole:	Shared:	Percent of Class(1)

EnCap Energy Capital Fund IV, L.P.	2,273,836	0	0	0	3.3%
EnCap IV-B Acquisitions, L.P.	1,047,157	0	0	0	1.5%
EnCap IV-B Acquisitions GP, LLC	0	1,047,157	0	0	1.5%
EnCap Energy Capital Fund IV-B, L.P.	0	1,047,157	0	0	1.5%
EnCap Equity Fund IV GP, L.P.	0	3,320,993	0	0	4.8%
EnCap Investments L.P.	0	3,320,993	0	0	4.8%
EnCap Investments GP, L.L.C.	0	3,320,993	0	0	4.8%
RNBD GP LLC	0	3,320,993	0	0	4.8%
David B. Miller	0	3,320,993	0	0	4.8%
D. Martin Phillips	0	3,320,993	0	0	4.8%
Gary R. Petersen	0	3,320,993	0	0	4.8%
Robert L. Zorich	0	3,320,993	0	0	4.8%

(1) In accordance with SEC regulations under Section 13(d) of the Act, the percent shown in this column for each stockholder represents the number of shares of Common Stock owned by the stockholder plus the derivative securities (on an as converted basis) owned by such stockholder divided by the number of shares outstanding plus the number of derivative securities (on an as converted basis) owned by such stockholder.

(b) EnCap IV has the sole power to vote or direct the vote and to dispose or direct the disposition of 2,273,836 shares of Common Stock.

EnCap IV-B Acquisitions has the sole power to vote or direct the vote and to dispose or direct the disposition of 1,047,157 shares of Common Stock.

EnCap IV-B GP LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by EnCap IV-B Acquisitions by virtue of being the general partner of EnCap IV-B Acquisitions. EnCap IV-B GP LLC disclaims beneficial ownership of the securities owned by EnCap IV-B Acquisitions in excess of its pecuniary interest in such securities.

EnCap IV-B may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by EnCap IV-B Acquisitions by virtue of being the sole member of EnCap IV-B GP LLC. EnCap IV-B disclaims beneficial ownership of the securities owned by EnCap IV-B Acquisitions in excess of its pecuniary interest in such securities.

EnCap Equity may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by EnCap IV and EnCap IV-B Acquisitions by virtue of being the general partner of EnCap IV and EnCap IV-B Acquisitions. EnCap Equity disclaims beneficial ownership of the securities owned by EnCap IV and EnCap IV-B Acquisitions in excess of its pecuniary interest in such securities.

EnCap Investments may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by EnCap IV and EnCap IV-B Acquisitions by virtue of being the general partner of EnCap Equity. EnCap Investments disclaims beneficial ownership of the securities owned by EnCap IV and EnCap IV-B Acquisitions in excess of its pecuniary interest in such securities.

EnCap Investments GP may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by EnCap IV and EnCap IV-B Acquisitions by virtue of being the general partner of EnCap Investments. EnCap Investments GP disclaims beneficial ownership of the securities owned by EnCap IV and EnCap IV-B Acquisitions in excess of its pecuniary interest in such securities.

RNBD may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by EnCap IV and EnCap IV-B Acquisitions by virtue of being the sole member of EnCap Investments GP. RNBD disclaims beneficial ownership of the securities owned by EnCap IV and EnCap IV-B Acquisitions in excess of its pecuniary interest in such securities.

Each of David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by EnCap IV and EnCap IV-B Acquisitions by virtue of being the controlling persons of RNBD. Each of David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich disclaims beneficial ownership of the securities owned by EnCap IV and EnCap IV-B Acquisitions in excess of his pecuniary interest in such securities.

(c) On August 31, 2005, EnCap IV and EnCap IV-B Acquisitions acquired 1,114,580 and 520,661 shares of Common Stock, respectively, through a cashless exercise of warrants to purchase 2,277,658 shares of Common Stock, upon which 1,635,241 shares were issued.

On September 16, 2005, EnCap IV and EnCap IV-B Acquisitions sold 2,044,059 and 955,941 shares of Common Stock, respectively, for $12.68 per share.

The following is added to Item 5(e):

Each of EnCap IV-B Acquisitions, EnCap IV-B Acquisitions GP LLC, and EnCap IV-B ceased to be a beneficial owner of more than five percent of the Issuer's Common Stock on July 28, 2005.

Each of EnCap IV, EnCap Equity, EnCap Investments, EnCap Investments GP, RNBD, David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich ceased to be a beneficial owner of more than five percent of the Issuer's Common Stock on September 16, 2005.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

No Modification.

Item 7.	Material to Be Filed as Exhibits.

The following is added to Item 7:

(13) Joint Filing Agreement dated October 6, 2005 among EnCap Energy Capital Fund IV, L.P., EnCap IV-B Acquisitions, L.P., EnCap Equity Fund IV GP, L.P., EnCap Investments L.P., EnCap Investments GP, L.L.C., RNBD GP LLC, David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2005

EnCap Energy Capital Fund IV, L.P.

By:	EnCap Equity Fund IV GP, L.P., its general partner
By:	EnCap Investments L.P., its general partner
By:	EnCap Investments GP, L.L.C., its general partner

By:	/s/ David B. Miller
David B. Miller
Title:	Senior Managing Director

EnCap IV-B Acquisitions, L.P.

By:	EnCap IV-B Acquisitions GP, LLC, its general partner
By:	EnCap Energy Capital Fund IV-B, L.P.,
its sole member
By:	EnCap Equity Fund IV GP, L.P., its general partner
By:	EnCap Investments L.P., its general partner
By:	EnCap Investments GP, L.L.C., its general partner

By:	/s/ David B. Miller
David B. Miller
Title:	Senior Managing Director

EnCap IV-B Acquisitions GP, LLC

By:	EnCap Energy Capital Fund IV-B, L.P.,
its sole member
By:	EnCap Equity Fund IV GP, L.P., its general partner
By:	EnCap Investments L.P., its general partner
By:	EnCap Investments GP, L.L.C., its general partner

By:	/s/ David B. Miller
David B. Miller
Title:	Senior Managing Director

EnCap Energy Capital Fund IV-B, L.P.

By:	EnCap Equity Fund IV GP, L.P., its general partner
By:	EnCap Investments L.P., its general partner
By:	EnCap Investments GP, L.L.C., its general partner

By:	/s/ David B. Miller
David B. Miller
Title:	Senior Managing Director

EnCap Equity Fund IV GP, L.P.

By:	EnCap Investments L.P., its general partner
By:	EnCap Investments GP, L.L.C., its general partner

By:	/s/ David B. Miller
David B. Miller
Title:	Senior Managing Director

EnCap Investments L.P.

By:	EnCap Investments GP, L.L.C., its general partner

By:	/s/ David B. Miller
David B. Miller
Title:	Senior Managing Director

EnCap Investments GP, L.L.C.

By:	/s/ David B. Miller
David B. Miller
Title:	Senior Managing Director

RNBD GP LLC
By:	/s/ David B. Miller
David B. Miller
Title:	Senior Managing Director

David B. Miller

By:	/s/ David B. Miller
David B. Miller

D. Martin Phillips

By:	/s/ D. Martin Phillips
D. Martin Phillips

Gary R. Petersen

By:	/s/ Gary R. Petersen
Gary R. Petersen

Robert L. Zorich

By:	/s/ Robert L. Zorich
Robert L. Zorich